EXHIBIT 2(b)


                          June 25, 1999



Luxottica Group S.p.A.
Via Valcozzena
Agordo, (Belluno) 32021
Italy
Attn:     Roberto Chemello
          Co-Chief Executive Officer

          RE: Certain Closing Matters Relating to the Acquisition of Bausch & Lomb Incorporated's Eyewear Business by
          Luxottica Group S.p.A.

Gentlemen:

We are writing this letter to confirm our agreement with respect to certain closing matters in connection with the closing of the transactions contemplated by the Purchase Agreement dated April 28, 1999 (the "Agreement") between Bausch & Lomb Incorporated ("B&L" or "Seller") and Luxottica Group S.p.A. ("Luxottica" or "Buyer"). Except as otherwise defined in this letter agreement, all capitalized terms used herein will have the meanings ascribed to them in the Agreement. The Agreement shall be deemed amended to the extent set forth in this letter agreement and shall otherwise remain in full force and effect in accordance with its terms.

     1.   Closing Date; Closing Date Balance Sheet (Section 3.1)

As set forth in the Purchase Agreement, the Closing shall take place on June 25, 1999 for the purposes of executing and delivering the Transaction Documents and payment of the Purchase Price; provided, however, the Closing, including, without limitation, the effective date of the transfer of Purchased Assets and the Transferred Subsidiaries pursuant to the Transaction Documents, shall be deemed effective for all purposes and the Closing Net Operating Assets Statement shall be prepared as of 11:59 p.m. on June 26, 1999, local time in the jurisdictions in which such Purchased Assets and Transferred Subsidiaries are principally located or organized.

     2.   Purchase Price (Section 2.4)

Section 2.4 of the Purchase Agreement is amended to provide that the portion of the Purchase Price paid in one or more foreign currencies shall be converted into such foreign currencies by using the morning spot rate on June 23, 1999.

Section 2.4 of the Purchase Agreement is further amended to provide that in the event that all or a portion of the Purchase Price which Seller has elected to have paid in one or more foreign currencies cannot be transferred to Seller on June 25, 1999, Buyer shall hold the portion of the Purchase Price paid in each such foreign currency in interest bearing accounts and shall transfer the funds with interest as soon as is practicable after June 25, 1999 without any independent negative impact on the relevant Buyer Entity.

     3.   Purchase Price Reduction and withholding

In consideration of the agreement in paragraph 1 hereof as to postponement of the effective date of the transfer contemplated by the Purchase Agreement, and provided that the Closing occurs as provided in paragraph 1 hereof, B&L agrees to a reduction of $4,000,000 U.S. to the Purchase Price, such that the Purchase Price shall be $636,000,000 U.S., subject to paragraph 4 hereof. The Buyer shall be entitled to delay payment of any portion of the Purchase Price in any jurisdiction where the Seller has not, as at the Closing, obtained and delivered a capital gains tax exemption certificate that is required in order for the relevant Buyer Entity not to be obligated to withhold sums for tax payments as requested by the relevant Seller Entity.

     4.   Post-Closing Purchase Price Reduction Refund

Within the 90-day period following the Closing Date which is provided in the Purchase Agreement for the preparation of the Closing Net Operating Assets Statement (Section 2.5(b)), the parties, through the chairman of their respective Board of Directors, shall meet to discuss in good faith the possible return of all or a part of the Purchase Price reduction described in paragraph 3 above in light of the efficiency of the cooperation which Seller will have extended to Buyer during the complex and delicate phase of integration and transfer of the eyewear division into the Buyer's business.

     5.   Transition Services

In recognition of the increase in the total number of Business Employees being transferred and to eliminate any bad debt provision in the Base Transition Services, the parties agree that the yearly fee for the Base Transition Services shall be reduced on an annualized basis from $31,340,000 to $29,300,000, for the periods commencing on Closing and ending on December 31, 1999 and on an annualized basis from $32,907,000 to $30,475,000 for the periods commencing on January 1, 2000 and ending on the termination or expiration of the Transition Services Agreement, which amount shall be paid as set forth in paragraph 3(b) of the Transition Services Agreement.

     6.   Transferred Subsidiaries (Schedule 1.1(b))

Schedule 1.1(b) to the Agreement is amended to delete REVO Europe Limited and Ray-Ban, Inc. B&L agrees to cause the names of such entities to be changed as soon as practicable following the Closing Date to names which do not resemble any name which constitutes a Business Asset. Schedule 1.1.(b) to the Agreement is further amended to add BL Comercial Ltda. as a Transferred Subsidiary. Buyer agrees to cause the name of such entity to be changed as soon as practicable following the Closing Date to a name which does not resemble any name or trademark of Seller.

     7.   Seller Subsidiaries (Section 1.1(a))

Schedule 1.1(a) to the Agreement is amended to delete BL
Industries Otica Ltda., B&L Korea, Inc., B&L South Asia
Management Co., Sdn. Bhd. and I.O.M. S.p.A.

     8.   Physical Inventory (Section 2.5(a))

The physical inventory of the inventory of the Business contemplated by Section 2.5(a) of the Agreement to be conducted during the ten (10) business days preceding the Closing Date or at such other time as mutually agreed to by the parties will be conducted commencing on June 27, 1999, in the manner provided for in the Purchase Agreement.

     9.   Allocations (Section 3.2)

(a) All references in Section 3.2(b) to a separate payment of U.S. $44,527,000 in respect of the shares of Killer Loop shall be deemed deleted and the full Purchase Price shall be paid as otherwise provided in the Purchase Agreement. Nonetheless, the portion of the Purchase Price allocable to the purchase of the shares of Killer Loop shall continue to be deemed to be such amount and the Closing shall, as set forth in Section 3.2(b), occur in the two steps referred to therein.

(b) Section 3.2(b)(ii) shall be deleted in its entirety and replaced with the following paragraph:

(ii) At the Second Step, immediately after consummation of the First Step, Buyer and the Buyer Entities that it shall have designated pursuant to Section 3.2(c), shall purchase all of the Purchased Assets and all of the remaining Purchased Shares and assume the Assumed Liabilities, and shall pay the balance of the Purchase Price due after giving effect to the First Step, all pursuant to and in accordance with all of the terms, provisions and conditions of this Agreement applicable to the Closing, with the sole exception of the actions theretofore taken as the First Step.

     10.  Conveyance of Tangible Personal Property in New York State
          (Section 3.5)

Prior to the Closing Date, the Seller will contribute the tangible personal property (other than inventory and motor vehicles) constituting Purchased Assets that are located in New York State to a newly formed New York limited liability company ("New LLC") in exchange for the membership interest in the New LLC. At the Closing, the Seller shall assign its membership interest in the New LLC to Ray-Ban Sun Optics, Inc. or such other Buyer Entity as shall be designated by Luxottica. Luxottica prepared all organizational documents for the New LLC including, without limitation, the Operating Agreement and Articles of Organization. B&L agrees to cause such governing documents to be executed, filed and published as appropriate. The parties understand and agree that the basis of the assets in New LLC will be the book value of such assets on the books of the Seller prior to its contribution to New LLC. Luxottica agrees to indemnify and hold harmless the Seller Indemnified Parties from and against any and all losses, damages, claims, taxes, penalties and interest resulting from the transfer of such tangible personal property to the New LLC and/or the failure to pay any taxes on such transfer. This obligation will survive until the expiration of statute of limitations for bringing any claims against the Seller Indemnified Parties in respect of any such losses, damages, claims, taxes, penalties and interest the subject of indemnification herein.

     11.  Conveyance of Intellectual Property (Section 3.5)

Notwithstanding Section 3.5(c) of the Agreement at the Closing, the applicable Seller Entities shall deliver assignments in the form provided by Luxottica's trademark counsel, Bugnion, covering the Purchased Assets which are Intellectual Property or Assigned Contracts which relate to Intellectual Property solely with respect to the following countries: the U.S. (and the Assignment Agreement that will be in recordable form for the U.S. will also be effective as a general assignment of all such Intellectual Property and Assigned Contracts in all jurisdictions, even if not in recordable form for any of such other jurisdictions); each member of the European Union; Hong Kong; Australia; and Japan.
As soon as practical following the Closing, the Seller Entities will execute any assignments prepared by the applicable Buyer Entities which are reasonably necessary to permit the conveyance and assignment of such Purchased Assets to be recorded in any applicable jurisdictions or to otherwise confirm such conveyance and assignment.

     12.  Accounts Receivable (Section 4.21)

The updates to the Seller Disclosure Schedule delivered to Luxottica pursuant to Section 6.13 of the Agreement will delete
Item 1 of Section 4.21 of the Seller Disclosure Schedule.

     13.  Workers Compensation Claims (Section 8.2(d))

The last sentence of Section 8.2(d) of the Agreement will be deemed deleted and, as provided in Schedule 2.3(b), the Seller Entities will remain responsible for any Workers Compensation claims, liabilities and obligations arising prior to the Closing. Any reserves established for such workers compensation claims will not be a Purchased Asset or Assumed Liability and will not be reflected on the Closing Net Operating Assets Statement.

     14.  Transition Services Agreement (Section 6.11)

(a) The employees in the Puerto Rican eyewear operations of the Business and Maxim Volovich of REVO, Inc. will not be treated as Transferred Employees pursuant to the Agreement. Such employees will continue to be employed by the Seller Entities, and the Transition Services Agreement will be deemed revised to provide that such employees will provide services to the Buyer Entities but only for so long as the Buyer Entities desire to continue such arrangement. The Transition Services Agreement will also be deemed to provide that as compensation for such services the Buyer Entities will pay to the applicable Seller Entities all of the compensation and benefits costs associated with such employees, including any severance or other redundancy payment, provided that they remain at the same compensation levels as currently provided.

(b) James Horn will not be treated as a Transferred Employee pursuant to the Purchase Agreement. He will continue to be employed by Seller through July 31, 1999 and the Transition Services Agreement is deemed revised to provide that he will provide services to the Buyer Entities through July 31, 1999. If Buyer elects to continue to use Mr. Horn's services after July 31, 1999 and through December 31 1999, then the Transition Services Agreement shall be deemed to provide that as compensation for such additional services, the Buyer Entities will pay to Seller all of the compensation and benefits costs associated with Mr. Horn, including any payment due to Mr. Horn under his retention agreement.

(c)     In addition to the foregoing, the form of the Transition
Services Agreement set forth as Exhibit D to the Agreement is hereby amended to be a form mutually agreed upon by the parties at the time of Closing.

     15.  Insurance (Section 11.6)

To the extent that the Buyer Entities obtain insurance that is required pursuant to Section 11.6 from a foreign insurance company, such insurance company will not be required to be A.M. Best rated. Any such foreign insurance company shall be rated by a comparable foreign insurance rating agency and shall have a rating which, in B&L's reasonable opinion, is equivalent to an A.M. Best rating of A- or better or is otherwise reasonably satisfactory to B&L.

     16.  Confidential Information

B&L has been advised by Warburg Dillon Read, its financial advisor in connection with the Transactions, that all confidential information provided to bidders other than Luxottica has been returned by such bidders to Warburg Dillon Read (please note that this information shall not be deemed to be a representation by B&L that all bidders have, in fact, returned all confidential information without retaining any copies thereof). In the event that B&L or Luxottica becomes aware of any breach by any bidder of its obligations with respect to the confidential information furnished to such bidder, then B&L will enforce such obligation or will assign such enforceable rights to Luxottica for it to enforce.

     17.  Employees

Section 4.18 of the Agreement is hereby deemed deleted and replaced in its entirety as follows:

Section 4.18 of the Seller Disclosure Schedule contains a list of all Business Employees employed, as of May 31, 1999, at each location at which the Business is conducted, in the total number of 2343.

In addition, Section 4.18 of Seller's Disclosure Schedule shall be replaced with a new Section 4.18 containing the list of all Business Employees employed as provided above.

     18.  Deferred Closings

(a) The parties hereby confirm to each other that Deferred Closings shall occur in respect of India and Turkey. In addition, in certain jurisdictions, appropriate bills of sale and other instruments and agreements providing for the transfer of title to the Purchased Assets in such jurisdictions will be executed and delivered at the Closing, but their effectiveness will be made subject to the condition that certain governmental consents, approvals or filings be obtained or made, such that the transfer will occur upon or promptly after the satisfaction of such condition (the "Conditional Closings").

(b) Anything in the Purchase Agreement or any other document executed or delivered in connection therewith to the contrary notwithstanding, it is agreed by the parties that:

          (i) The closing of the sale of Purchased Assets covered by any Deferred Closing and any Conditional Closing shall occur in accordance with the relevant transfer agreements executed and delivered at the Closing with respect to the jurisdiction covered thereby or, in the absence of such transfer agreements for a particular jurisdiction, as soon as reasonably possible after the basis for the Deferred Closing or Conditional Closing has been eliminated and, in any case, no later than five (5) business days after you give us notice of the elimination of the basis for the Deferred Closing or Conditional Closing; and

          (ii) B&L shall and, as appropriate, shall cause its Affiliates to, from and after the Closing Date and through the respective Deferred Closing Dates for the Deferred Closings and Conditional Deferred Closings, advise Luxottica as fully and as frequently as practical of all material developments and issues in the operation of such businesses that come to B&L's attention and shall accept and promptly implement all of Luxottica's lawful directions given in good faith in respect of all aspects of the operation of such businesses. By signing this letter agreement, Luxottica agrees that it shall indemnify B&L and the Seller Indemnified Parties against and hold B&L and the Seller Indemnified Parties harmless from all losses, damages, claims, liabilities, costs and expenses (including reasonable legal fees and expenses) incurred by them and arising out of or in connection with Luxottica's direction of operations of the businesses covered by the Deferred Closings and the Conditional Closings.

(d) The parties shall cooperate with each other to the extent reasonably necessary and appropriate to eliminate as soon as reasonably possible after the Closing Date the basis for each Deferred Closing and Conditional Closing as agreed to by local counsel for the parties, and, to the extent only one of the parties is in a position to do so, it shall take all steps reasonably necessary and appropriate to eliminate such basis as soon as reasonably possible after the Closing Date. All references in the Agreement, as modified hereby, to Deferred Closings and Deferred Transfers shall apply to the Purchased Assets covered by the Conditional Closings.

19.  Purchase of Certain Assets of I.O.M. S.p.A by Killer Loop

Prior to the Closing, Seller shall cause Killer Loop to purchase all of the Purchased Assets and assume all of the Assumed
Liabilities of I.O.M. S.p.A.

20.  Transfer Documents

B&L will not at any time take or cause or permit any other Seller Entity to take any executed original bill of sale or other executed original asset transfer instrument or agreement relating to Purchased Assets in any jurisdiction physically into such jurisdiction if doing so would subject the transaction to stamp duty, transfer or other similar taxes.

21.  Additional Local Currency Payments

If, after the Closing, it is determined by B&L and Luxottica that a portion of the Purchase Price should have been paid in local currency in a particular jurisdiction that was not in fact paid at the Closing in such manner, and that Luxottica should then make such payment in such local currency, B&L shall repay to Luxottica an amount in U.S. dollars that at the then current exchange rate is equivalent to the amount in such local currency that is necessary to be paid upon receipt from Luxottica of the amount in such local currency.

22.  Credit For Payroll Expenses

In light of the fact that the effective time of the Closing will be 11:59 p.m. on June 26, 1999, and the fact that Luxottica will pay or be charged for the payment of certain payroll expenses relating to the Business in certain jurisdictions for the day of June 26, 1999, Luxottica will, in connection with the post-Closing Purchase Price adjustment procedure set forth in Section
2.5 of the Agreement, receive a credit in the amount of such payroll expenses incurred by it for such day, as part of such adjustment procedure.

23.  Partial Assignments of Contracts

B&L will use its reasonable efforts to obtain from each third party to a contract or agreement that is, pursuant to the Agreement, partially assigned to a Buyer Entity, such party's acknowledgment that the Buyer Entity will be treated by it as the party entitled to the benefits of, and to enforce, that portion of such contract or agreement as shall have been assigned to it, provided, however, that the failure to obtain such acknowledgment notwithstanding the use of reasonable efforts shall not be a basis for any liability on the part of B&L.

24.  Conflicts between Agreement and Transfer Documents

In the event of any conflict between any of the terms and provisions of the Agreement and the terms and provisions of any bill of sale, assignment agreement or other instrument or document providing for the transfer or conveyance of any of the Purchased Assets or the shares in any of the Transferred Subsidiaries in any particular jurisdiction (a "Transfer Document"), and treating as such a conflict the fact that any Transfer Document may contain a representation, warranty or covenant that is not contained in the Agreement, or any limitation to a representation, warranty or covenant that is contained in the Agreement then, anything in any Transfer Document to the contrary notwithstanding: (i) the terms and provisions of the Agreement shall control and govern such that neither party shall have a cause of action, a claim for indemnity under the Agreement or any other similar right to enforce or obtain a benefit under the terms or provisions of the Transfer Document that create or constitute the conflict; (ii) the provisions of the preceding clause (i) are limited only insofar as the Transfer Document is required to be enforceable in accordance with its terms, but only in the jurisdiction to which it relates, in order to, and to the extent required to, effect the transfer of title and necessary related actions provided for therein; and (iii) all of the representations and warranties, and related indemnities, of the parties set forth in the Agreement shall remain in full force and effect, including, without limitation, the representation of the Seller in Section 4.5 as to title to Purchased Shares and Purchased Assets..

25.  Continued Effectiveness of Allocation Principles and
     Allocation Schedule

The Allocation Principles and the Allocation Schedule shall remain fully effective between the parties to the Agreement notwithstanding any contrary or different allocation of the Purchase Price at or prior to the Closing for purposes of inserting amounts of consideration in the bills of sale and other transfer instruments covering the Purchased Assets.

26.  Accounts Receivable Lists

B&L will deliver copies of its records relating to accounts receivable of the Business as at the close of business on June 26, 1999, including to the fullest extent possible, lists by Seller Entity and by account debtors, with amounts due from each, to Luxottica, as soon as they are available, but in any event not later than July 25, 1999.

Please indicate your agreement with the terms of this letter agreement by signing a copy of this letter agreement where indicated below and returning it to us on the date hereof, whereupon this letter agreement shall constitute a binding agreement between the parties.

                              Very truly yours,

                              Bausch & Lomb Incorporated


                              By:
                                Jurij Kushner
                                Vice President and Controller

AGREED TO AS OF
THE DATE SET FORTH ABOVE:

Luxottica Group S.p.A.


By:

Name:

Title: